Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Neo-Concept Apparel Group Limited	BVI
Neo-Concept International Company Limited	Hong Kong
Neo-Concept (UK) Limited	United Kingdom
Neo-Concept Exquisite Couture Limited	BVI
Neo-Concept Elite Fashion Company L. L. C.	UAE
Lineowa Fashion and Life Style L. L. C.	UAE